04046580

82-32 1 1

RECEIVED

2004 DEC -7 A 10: 12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed yesterday that, as a result of his Executive Share Option Schemes coming towards expiry, the following Director exercised his remaining options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme and sold a total of 2,946,811 Ordinary shares at a price of 280.00p.

| Director | No of Shares | Option Price |
|---|---|---|
| D E Reid | 90,245 | 164.00p |
| D E Reid | 425,827 | 179.42p |
| D E Reid | 117,920 | 173.00p |
| D E Reid | 11,308 | 205.00p |
| D E Reid | 593,570 | 205.00p |
| D E Reid | 502,024 | 247.00p |
| D E Reid | 498,069 | 259.00p |
| D E Reid | 707,848 | 197.50p |

SUPPL

The Company was also informed yesterday that the following Director exercised options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme and sold a total of 888,288 Ordinary shares at a price of 282.50p.

| Director | No of Shares | Option Price |
|---|---|---|
| D T Potts | 38,756 | 164.00p |
| D T Potts | 288,730 | 178.00p |
| D T Potts | 199,827 | 173.00p |
| D T Potts | 14,634 | 205.00p |
| D T Potts | 346,341 | 205.00p |

12/9

Enquiries: M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222

PROCESSED

DEC 1 0 2004

THOMSON FINANCIAL